September 20, 2006

Mail Stop 4561

Ms. Catherine D. Rice
Chief Financial Officer
iStar Financial Inc.
1114 Avenue of the Americas, 27th Floor
New York, NY 10036

Re: iStar Financial Inc.
        Form 10-K for the year ended December 31, 2005
        Filed March 16, 2006
        File No. 1-15371

Dear Ms. Rice:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Linda van Doorn
                        Senior Assistant Chief Accountant